(LETTERHEAD OF CAHILL GORDON & REINDEL LLP)







                                             THIS RESPONSE CONTAINS CONFIDENTIAL
                                                        SUPPLEMENTAL INFORMATION


                                 (212) 701-3000

                                                               November 22, 2004


Ms. Hanna T. Teshome
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C.  20549-0405

                       Re:  Vail Resorts, Inc.
                            Form S-3 filed October 12, 2004
                            File No. 333-119687

Dear Ms. Teshome:

     Vail Resorts, Inc. (the "Company") has filed today with the Commission via EDGAR Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-119687) (the "Registration Statement"). The amendment, as well as this letter, set forth the Company's responses to the comments of the staff contained in your letter dated November 9, 2004 regarding the Registration Statement. For your convenience, we have reproduced each comment from your letter immediately before the Company's response. Four clean copies of Amendment No. 1, and four copies which are marked to show changes from the originally filed Registration Statement, are enclosed for your convenience with three copies of this letter. Unless otherwise indicated, page references in the responses are to pages the marked version of Amendment No. 1.

Forward-Looking Statements, page 1

1. Please move the Forward-Looking Statements disclaimer to appear after the summary and risk factors sections. Only minimal information should be placed between the table of contents and the summary section.

Ms. Hanna T. Teshome
November 22, 2004


Response: The Company has complied with this comment by moving this disclaimer to page 13.

Vail Resorts, Inc., page 3

2. Since you reference the percentage breakdown of your revenues for the 2004 fiscal year, consider also disclosing the amount of revenue and the amount of your net income/loss for that same period.

Response: The Company has complied with the portion of this comment relating to revenue by including the amount of revenues by segment for the 2004 fiscal year. Please see page 3. The Company does not account for net income/loss at the segment level.

3. Supplementally provide us with objective support for the assertions that you own five "premier" ski resort properties and that your diverse clientele is made up of an "attractive demographic profile" or revise to frame those statements as your belief.

Response: The Company has referred to its resorts as "premier" resorts and to its clients as having an attractive demographic profile since the Company's initial public offering (the "IPO") in 1997. In connection with the IPO, the Staff commented on the use of the term "premier resort" and the Company provided supplemental data in 1997 in support of such statement and has continued to use the term "premier resorts" in its SEC filings since the IPO. In response to the Staff's current request, we are supplementally providing support for such statements.

The Company refers to its resorts as "premier" ski resorts because all of the Company's ski resorts were rated among the top sixteen ski resorts in North America in Ski Magazine's October 2004 readers survey (the "Survey"), and have consistently been rated by Ski Magazine among the top resorts in North America for years. There are approximately 800 ski resorts in North America. Ski Magazine is the leading ski industry publication.

Vail Mountain was rated as the number one ski resort in North America in the Survey and has been ranked as the number one resort by Ski Magazine for the last three years. In the 17-year history of the Ski Magazine survey, Vail Mountain was ranked number one 13 times.

The Company's five ski resorts were among the eleven most visited ski areas in the United States for the 2003/2004 ski season, out of a total of nearly 500 ski areas, and accounted for almost 10% of skier visits in the United States. In addition, Vail and Breckenridge have been the two most visited resorts in the United States for at least the past three ski seasons. Furthermore, Vail is the largest ski resort in the United States, with 5,289 skiable acres and the Company's Heavenly ski resort is the second largest in the United States with 4,800 skiable acres.

Ms. Hanna T. Teshome
November 22, 2004


With respect to the Company's clientele, the staff is being supplementally provided with market research data that supports the statement that the clientele at its mountain resorts have an "attractive demographic profile."

The Company makes such assertion because a significant portion of its clientele have annual income in excess of $100,000 and are over the age of 35. For example, approximately 59% of visitors at Vail Mountain during the 2003/2004 ski season had an annual income greater than $100,000 and approximately 60% were over the age of 35. Likewise, at Beaver Creek, approximately 64% of visitors had annual income greater than $100,000 and approximately 60% were over the age of
35. Both of those income and age demographics are very attractive as individuals over the age of 35 with high disposable income tend to vacation with their families and spend more dollars on vacation.

Risk Factors, page 4

4. Please remove the qualifying language from the last two sentences of the introductory paragraph and clarify that you have included all material risks to your business and that are associated with this offering. If risks are not deemed material, please do not reference them.

Response: The Company has complied with this comment by revising the language on page 4.

Our future development plans might not be successful, page 6

5. Please clarify this risk factor by identifying the development plans you refer to.

Response: The Company has complied with this comment by revising the language on page 6.

6. Consider revising this risk factor to separately state the risks relating to your ability to fund your projects. In that regard, include in the new risk factor a more detailed discussion of the last paragraph on page 6.

Response: The Company has complied with this comment by adding a new risk factor relating to the funding of our development plans. Please see page 7.

If we do not retain our key personnel...., page 9

7.   Please identify the "key personnel" you refer to in this risk factor.

Response: The Company has complied with this comment by identifying our "key personnel" in the risk factor. Please see page 10.

Ms. Hanna T. Teshome
November 22, 2004


Our future development plans might not be successful, page 6

8. Please revise this risk factor discussion to provide more detail with regard to the significant development plans you have, and address the impact these projects might have on your operations so that investors can better appreciate the magnitude of this risk.

Response: The Company has complied with this comment by revising the language on page 6.

Future sales of shares of our common stock could depress the price of the common stock, page 9

9. Please provide more detail so that investors can better understand the magnitude of the risk. For example, please disclose the estimated date(s) on which the 13 million shares of "restricted securities" can be resold into the public market without registration, quantify the number of shares of common stock that can be sold pursuant to stock option exercises, and clarify whether those are all vested stock options.

Response: The Company has complied with this comment by revising the language on page 10.

Our substantial indebtedness could adversely affect our financial health, page
11

10. Revise your disclosure to briefly describe the covenants in your indenture that would limit your ability to engage in activities that may be in the shareholders' best interests.

Response: The Company has complied with this comment by adding a description of certain covenants in our indenture and credit facility. Please see page 12.

Selling Stockholders, page 15

11. Please revise your disclosure to explain in greater detail the distribution of the common shares by Apollo Ski Partners, L.P. to its partners. For example, will the partnership continue to exist after the distribution; are the shares being distributed to all the partners; and, is the distribution proportional to each partner's interest in the partnership?

Response: The Company has complied with this comment by revising the language on page 17.

12. In conjunction with the comment above, please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If so, advise us whether their shares are being distributed to them as compensation for investment banking services or as investment shares.

Ms. Hanna T. Teshome
November 22, 2004


Response: The Company confirms to you that none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

13.  In the next amendment, please provide all of the information required under
     Item 507 of Regulation S-K.

Response: The Company has complied with this comment by adding the information on page 18.

14. Revise your disclosure to state that the selling shareholders "may be deemed underwriters."

Response: The Company has complied with this comment by revising the language on page 19.

Exhibit 5.1

15. Please delete the phrase that you "advise" us of your opinion in the third paragraph, and instead affirmatively state that this is your opinion.

Response: The Company has complied with this comment. Please see the revised opinion of Cahill Gordon & Reindel LLP attached as Exhibit 5.1 to the amendment.





     If you have any questions about any of the Company's responses to your comments or require further explanation, please do not hesitate to telephone me at (212) 701-3849.

                                                    Sincerely,


                                                    /s/ Luis R. Penalver
                                                    -------------------------
                                                    Luis R. Penalver


Ms. Hanna T. Teshome
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C.  20549-0405

cc:   Sara W. Dunton
      Martha D. Rehm